

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2009

Mr. James Bright
President, CEO, Secretary, Treasurer nd Director
Cape Cod Aquaculture
440 Massasoit Road
Eastham, Massachussets 02642

> **Re:** **Cape Cod Aquaculture**
> **Item 4.01 Form 8-K/A Filed September 4, 2009**
> **File No. 333-152563**
> **Response Letter Dated September 4, 2009**

Dear Mr. Bright:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief